Exhibit 2.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT, is dated May 27, 2022, is between the undersigned American Church Mortgage Company, a Minnesota corporation (“Seller”), and OSK XII, LLC, a Minnesota limited liability company (“Buyer”) and sets forth the terms and conditions whereby the Seller agrees to sell and the Buyer agrees to purchase the Assets and Bonds identified herein, which constitutes substantially all the assets of Seller.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Seller and the Buyer hereby agree as follows:

1.                  Definitions. Capitalized terms shall be defined as set forth in this Agreement, including in Appendix A to this Agreement.

2.                  Agreement to Purchase and Sell. Subject to and in accordance with the terms and conditions of this Agreement, the Seller hereby agrees to sell, assign, transfer and convey to the Buyer on the Closing Date, and the Buyer hereby agrees to purchase and accept on the Closing Date, all rights, title, and interests of the Seller, together with all payment and performance obligations of the Seller, as of the Closing Date, in, to and under the Assets (including REO) and the Bonds set forth on Schedule A and Schedule B, respectively, attached hereto.

3.                  Payment of Purchase Price; Closing. The closing shall occur and the Purchase Price shall be paid on the Closing Date. Closing Documents shall be delivered by hand or overnight delivery no later than the Closing Date.

3.1              Reserved.

3.2              Payment of Adjusted Purchase Price. On the Closing Date, the Buyer shall pay to the Seller by wire transfer in immediately available funds, the amount of the Purchase Price adjusted as follows: (i) less all payments received by the Seller on account of the Loans and the Bonds from the Calculation Date through the day before the Closing Date, (ii) plus the aggregate amount of asset level expenses set forth on Schedule C. The Purchase Price shall be allocated to the Assets and Bonds on a settlement statement prepared by the Buyer and available for the Buyer’s review two Business Days prior to the Closing Date. At least two days prior to the Closing Date, Buyer shall deliver to an account owned and controlled by Buyer at the Bond Trustee, the funds sufficient to redeem Seller’s Secured Investor Certificates, which amount shall equal $21,976,500, plus interest from April 1, 2022 through the Closing Date or the actual date of redemption of the Secured Investor Certificates whichever is later.

3.3              Conveyance. Upon receipt of the Purchase Price, the Seller shall sell, assign, transfer and convey the Assets and Bonds to the Buyer subject to and in accordance with the provisions of this Agreement.

3.4              Taxes, Fees, Etc. The Buyer shall pay all transfer, filing and recording fees, taxes, and any applicable documentary taxes, required to be paid, and hereby agrees to indemnify and hold the Seller harmless from and against any and all claims, liability, costs and expenses arising out of or in connection with the failure of the Buyer to pay any such amount on a timely basis. This Section shall not require the Buyer to pay any taxes, costs or expenses related to the Seller’s sale or income tax obligations occasioned by the sale of the Assets or Bonds.

3.5              Payments Subsequent to the Closing Date. From time to time after the Closing Date, the Seller shall pay to the Buyer, promptly after receipt thereof, the amount of any Collections received by the Seller on or after the Closing Date (to the extent collected in good funds by the Seller).

4.                  Transfer of Assets and Bonds.

4.1              Closing Documents. Not later than the Business Day prior to the Closing Date, the Seller shall deliver to the Buyer (i) a Bill of Sale in the form attached hereto as Attachment 1, selling, assigning, transferring and conveying to the Buyer all rights, title and interests of the Seller in, to and under the Loans, all on the terms and conditions set forth in this Agreement; (ii) the original Notes, or affidavits of lost Notes, endorsed to the Buyer by allonge in the form attached hereto as Attachment 2; (iii) the original Bonds, to the extent in existence, and the bond powers necessary to transfer title to the Bonds list on Schedule B hereto and held by Seller as of the date of Closing Date, in the form attached hereto as Attachment 3 (iv) the original Bonds (v) assignments of the Mortgages in the form attached hereto as Attachment 4; and (v) a Deed in the form attached hereto as Attachment 5, selling, assigning, transferring and conveying to the Buyer all rights, title and interests of the Seller in, to and under the REO, all on the terms and conditions set forth in this Agreement (collectively, the “Closing Documents”). The endorsements and assignments included in the Closing Documents shall be without recourse, representation or warranty of any kind or nature. Such qualifying language on the endorsements and assignments shall not affect, limit or enlarge the obligations of the Seller and the rights, remedies and recourse of the Buyer under this Agreement. The Closing Documents shall be held in escrow pending closing.

4.2              Reserved.

4.3              Delivery of Collateral Documents, Etc. Promptly after the closing, the Seller shall deliver to the Buyer the entire Review File including, without limitation, originals of each Collateral Document to the extent originals are in the Seller’s possession.

4.4              Execution of Separate Asset and Bond Assignments. At and after the closing, to the extent prepared by the Buyer, the Seller shall execute, and acknowledge if appropriate, for delivery to the Buyer one or more additional documents to the extent required by applicable public recording or filing laws to transfer to such Buyer the rights, title and interests of the Seller in, to and under the purchased Assets and Bonds (collectively, “Separate Assignments”). The Separate Assignments shall be without recourse, representation or warranty of any kind or nature. Such qualifying language on the Separate Assignments shall not affect, limit or enlarge the obligations of the Seller and the rights, remedies and recourse of the Buyer under this Agreement. The Buyer shall prepare and furnish any and all further Separate Assignments, if necessary, in form satisfactory to the Seller. The Buyer shall promptly file or record each Separate Assignment, at its sole cost and expense.

4.5              Hazard, Liability Insurance, Etc. At the request and sole cost and expense of the Buyer, the Seller shall cooperate with the Buyer in executing written requests to each hazard, casualty and liability insurer, and to the writing agent for each flood hazard insurer, issuing a policy of insurance obtained by an Obligor with respect to the Assets and Bonds, requesting an endorsement of its policy of insurance effective on the Closing Date adding the Buyer as the mortgagee, the loss payee and/or an insured named therein, as the case may be, together with instructions that such endorsement be forwarded directly to the Buyer, with a copy to the Seller at the address herein specified for notices. Each such request shall be prepared by the Buyer at its sole cost and expense, and any additional premium or other charge in connection therewith shall be paid by the Buyer. The Buyer shall not be entitled to be added to or acquire an interest in any policy of insurance obtained by the Seller. Any loss on or after the Closing Date either to an Obligor, the Buyer or to the value or collectability of the Assets and Bonds due to the Seller’s cancellation of collateral or real property risk insurance or its failure to identify the Buyer as loss payee, mortgagee or other insured is the sole responsibility of the Buyer. To the extent the Assets or Bonds constitute personal or real property, the Seller expressly disclaims any obligation to provide title insurance, pay property taxes, or pay any related transaction taxes or other fees.

5.                  Representations and Warranties of the Buyer. The Buyer hereby represents and warrants as follows:

5.1              Organization, Existence, Etc. The Buyer is duly formed or organized, validly existing and in good standing under the laws of the jurisdiction of its formation or organization, and is registered or qualified to conduct business in all other jurisdictions in which the failure to be so registered or qualified would materially and adversely affect the ability of the Buyer to perform its obligations hereunder.

5.2              Authority and Enforceability, Etc. The Buyer has the power and authority to execute, deliver and perform each of the Sale Documents to which it is a party and has taken all necessary action to authorize such execution, delivery and performance. The Buyer’s execution of this Agreement and its performance of its obligations hereunder are not subject to any further approval, vote or contingency from any person or committee. Assuming due authorization, execution and delivery by the Seller, the Sale Documents and all obligations of the Buyer thereunder are the legal, valid and binding obligations of the Buyer, enforceable in accordance with the terms of the Sale Documents, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditor’s rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

5.3              Conflict with Existing Laws or Contracts. The execution and delivery of the Sale Documents and the performance by the Buyer of its obligations thereunder will not conflict with or be a breach of any provision of any law, regulation, judgment, order, decree, writ, injunction, contract, agreement or instrument to which the Buyer is subject; and the Buyer has obtained any consent, approval, authorization or order of any court or governmental agency or body required for the execution, delivery and performance by the Buyer of the Sale Documents.

5.4              Financial Condition. Neither the Buyer nor any general partner, limited partner, shareholder or joint venturer in the Buyer is involved in any financial difficulties which would impair or prevent a closing pursuant to this Agreement on the Closing Date. The Buyer has now and will have as of the Closing Date sufficient liquid assets, capital and net worth to meet its obligations under the Sale Documents and to pay the Purchase Price without any financing or other contingencies.

5.5              Decision to Purchase. The Buyer’s bid and decision to purchase the Assets and Bonds is based upon its own comprehensive review and independent expert evaluation and analysis of the Review File and other materials deemed relevant by the Buyer and its agents. The Buyer has made such independent investigation and due diligence review as the Buyer deems to be warranted into the nature, title, attachment, perfection, priority, validity, enforceability, collectability, and value of the Assets and Bonds, the title, condition and value of any collateral securing the Assets or Bonds, the market conditions and other characteristics of the places where any such collateral is located, and all other facts it deems material to the purchase of the Assets and Bonds.

5.6              No Reliance. In entering into this Agreement and the other Sale Documents, the Buyer has not relied upon any oral or written information from the Seller or any of their respective employees, agents, attorneys or representatives, other than the limited representations and warranties of the Seller contained herein. The Buyer acknowledges that no employee, agent, attorney or representative of the Seller has been authorized to make, and that the Buyer has not relied upon, any statements, representations or warranties other than those specifically contained in this Agreement.

5.7              Buyer a Sophisticated Investor. The Buyer is a sophisticated investor (as that term is used in regulations promulgated under the Securities Act of 1933) who could withstand the loss of the entire Purchase Price.

5.8              Information True and Correct, Full Disclosure. The information provided by the Buyer in connection with its qualification as a bidder, was true and correct on the date provided and did not omit any information necessary to the accuracy and full disclosure of information provided and such information is accurate and complete on the date hereof.

5.9              Confidentiality Agreement. The Buyer has not violated any of the terms of the Confidentiality Agreement. At no time has the Buyer or any of its representatives or agents communicated with any Obligor or any of its representatives or agents regarding the Assets and Bonds. The Buyer has no affiliation with, any ownership interest in, or agreement with the Obligor or any of its representatives or agents regarding the Assets or Bonds.

5.10          Brokers. No broker or other party entitled to a commission is involved in connection with this transaction.

6.                  Seller’s Representations, Warranties and Recourse. This sale is made without recourse against the Seller, or representation or warranty by the Seller, whether express, implied or imposed by law, of any kind or nature except as provided in Sections 6 and 23 of this Agreement. The Seller has attempted to provide accurate information to the Buyer. Without limiting the generality of the foregoing, the Seller does not represent, warrant or insure the accuracy or completeness of any information or its sources of information contained in the Review File, Collateral Documents, Assets, Notes, REO, Bonds or Loans (whether contained in originals, duplicate originals, copies, or magnetic media, including computer tapes and disks), including without limitation any reports or other information prepared by accountants, engineers, appraisers, environmental consultants or other professionals. The Seller has not, does not and will not make any representations or warranties with respect to the collectability of any Loan or Bond or the value or condition any Mortgaged Property or REO or collateral securing any Loan or any Bond. To the extent the Assets, REO or Bonds constitute personal or real property, such property is sold “as is, where is,” and without any warranties of any kind or type and the Seller expressly disclaims any representations or warranties with respect to such property.

6.1              Representations and Warranties by the Seller. The Seller hereby represents and warrants as follows:

6.1.1        Organization, Existence, Etc. The Seller is duly formed or organized, validly existing and in good standing under the laws of the jurisdiction of its formation or organization, and is registered or qualified to conduct business in all other jurisdictions in which the failure to be so registered or qualified would materially and adversely affect the ability of the Seller to perform its obligations hereunder.

6.1.2        Authority, Enforceability, Etc. Subject to obtaining the approvals set forth in Section 7.4 of this Agreement, the Seller has taken all necessary action to authorize execution, delivery and performance of each of the Sale Documents to which it is a party. Assuming due authorization, execution and delivery by the Buyer and obtaining the approvals set forth in Section 7.4, the Sale Documents and all the obligations of the Seller thereunder are the legal, valid and binding obligations of the Seller enforceable in accordance with the terms of the Sale Documents, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors’ rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

6.1.3        Conflict with Existing Laws or Contracts. The execution and delivery of the Sale Documents and the performance by the Seller of its obligations thereunder will not conflict with or be a breach of any material provision of any law, regulation, judgment, order, decree, writ, injunction, contract, agreement or instrument to which the Seller is subject; and the Seller has obtained any consent, approval, authorization or order of any court or governmental agency or body required for the execution, delivery and performance by the Seller of the Sale Documents.

6.1.4        Legal Action Against Seller. There is no action, suit or proceeding of which the Seller has received actual notice pending against the Seller in any court or by or before any other governmental agency or instrumentality which would materially affect the ability of the Seller to carry out the transactions contemplated by the Sale Documents.

6.1.5        Brokers. No broker or other party entitled to a commission is involved in connection with this transaction.

6.2              Representations and Warranties by Seller as to the Assets and Bonds. The Seller hereby represents and warrants that, as to the Assets and Bonds only, the following representations and warranties are true and correct in all material respects as of the date hereof, except with respect to Sections 6.2.4 and 6.2.9, which shall be true and correct as of the Closing Date.

6.2.1        Title to Assets and Bonds. Upon repayment of Seller’s Secured Investor Certificates, the Seller has good title to and is the sole owner of the Assets and the Bonds, free and clear of any liens, claims, encumbrances or other charges whatsoever. The Assets and Bonds are not subject to any prior assignment, conveyance, transfer or participation or agreement to assign, convey, transfer or participate, in whole or in part.

6.2.2        Enforceability. The Bonds, Notes and Mortgages are the legal, valid and binding obligations of the Obligor thereof, enforceable against such Obligor in accordance with their terms (a) except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors rights generally and by general equity principles (regardless of whether such enforcement is considered in a proceeding in equity or at law) and (b) except particular remedies, waivers and other provisions may not be enforceable, but such unenforceability does not affect the practical realization of the intended benefits of the Mortgages, meaning the ability of the holder thereof to foreclose the Mortgages for any payment default by the maker or obligor thereunder.

6.2.3        No Defense by Obligor. To the best of Seller’s knowledge, the Obligor has no valid defense that prevents enforcement by the holder thereof of the provisions of the Bonds, Notes or Mortgages, or realization by the holder thereof or its assigns against the Mortgaged Property that arises from applicable local, state or federal laws, regulations or other requirements pertaining to usury and any or all other requirement of any federal, state or local law including, without limitation, truth-in-lending, real estate settlement procedures, consumer credit protection, and equal credit opportunity or disclosure laws applicable to such Bonds and Loans. To the best of the Seller’s knowledge, the Loans and the Bonds are not subject to any valid right of rescission, set-off, abatement, diminution, counterclaim or defense that prevents enforcement by the Bond Trustee or the Seller thereof or either of their assigns of the provisions of the Bonds, Notes or Mortgages, or realization by the Bond Trustee or Seller thereof or their assigns against the Mortgaged Property of the intended benefits of such Mortgage and no such claims have been asserted as of the date hereof with respect to such Loan.

6.2.4        Certain Schedule Information. The information set forth on Schedule A and Schedule B is true and correct as of the date of calculation.

6.2.5        No Modification. Except by written instrument or other written documentation contained in the Review File, neither the Seller nor the Bond Trustee nor, to the best of the Seller’s knowledge, any prior holder of the Loans or the Bonds has modified any Note, Bond or Mortgage or satisfied, canceled or subordinated any Note, Bond or Mortgage in whole or in part or released all or any material portion of the Mortgaged Property from the lien of the Mortgages or executed any instrument of release, cancellation or satisfaction. The Notes, the Bonds, and the Mortgages and any documents modifying their terms included in the Review File are true and correct copies of the documents they purport to be and have not been superseded, amended, modified, canceled or otherwise changed except as disclosed in the Review File.

6.2.6        Review File. With the exception of any Excluded Information, the Review File includes all material documents in the possession of the Seller, or copies thereof, relating to the Assets and Bonds.

6.2.7        Disbursement of Loan Proceeds. No Obligor has the right to disbursement of additional loan proceeds or future advances with respect to the Loans or the Bonds.

6.2.8        Cross-Collateralization; Retained Credits. The Loans and the Bonds are not secured by the same property as any other loan or bond held by the Seller or its affiliated entities, which is not the subject of this Agreement. Seller is not retaining any credit, depository or trust relationships with an Obligor or any Obligor’s agents, employees.

6.2.9        Litigation. Except as set forth on Schedule D, there is no litigation, proceeding or governmental investigation pending, or any order, injunction or decree outstanding, existing or relating to the Assets, Bonds or Mortgaged Property.

6.2.10    Insolvency; Deceased Obligor. Neither any Mortgaged Property nor any portion thereof is the subject of, and no Obligor is a debtor in, any state or federal bankruptcy or insolvency or similar proceeding. To the best of Seller’s knowledge, no Obligor is deceased.

7.                  Conditions Precedent to Closing. The respective obligations of the Buyer and the Seller to complete the purchase and sale of the Assets and Bonds pursuant to this Agreement are subject to the fulfillment on or prior to Closing Date of each of the following additional conditions to be fulfilled by the other, unless the same is specifically waived in writing by the party for whose benefit the same is to be fulfilled:

7.1              Performance of Covenants. The Seller and the Buyer shall have performed all of their respective covenants and agreements contained herein which are required to be performed by them on or prior to the Closing Date.

7.2              Representations and Warranties. All representations and warranties of the Buyer set forth in Section 5 and the Seller set forth in Section 6.1 of this Agreement shall be true in all material respects at and as of the Closing Date.

7.3              Governmental Approvals. All requisite federal, state and local governmental and regulatory approvals relating to the transactions contemplated hereby, if any, shall have been obtained.

7.4              Seller Approvals. Seller shall have obtained approval of this Agreement and the transactions contemplated herein by its Board of Directors and Shareholders.

7.5              Other Approvals. Upon the request of the other, the Seller and the Buyer shall provide certified copies of appropriate resolutions, directions and consents approving the execution and delivery of the Sale Documents and the consummation of the transactions contemplated thereby together with such other certificates of incumbency and other evidences of authority as the Seller or the Buyer or their respective counsel may reasonably require.

8.                  Certain Obligations of the Buyer.

8.1              Collection Practices. Including, without limitation, during the Post-Close Servicing Period, the Buyer will not violate any laws relating to unfair credit collection or foreclosure practices in connection with the Assets or Bonds. The Buyer hereby agrees to indemnify the Seller and to hold it harmless from and against any and all claims, demands, losses, damages, penalties, fines, forfeitures, judgments, legal fees and any other costs, fees, and expenses incurred by the Seller as a result of (1) a breach by the Buyer of the aforesaid warranty or (2) any claim, demand, or assertion that, after the Closing Date, the Buyer was in any way involved in or had in any way authorized any unlawful collection or foreclosure practices in connection with the Assets and Bonds transferred to the Buyer pursuant to this Agreement. The Buyer agrees to notify the Seller within ten Business Days of notice or knowledge of any such claim or demand.

8.2              Reporting to or for the Internal Revenue Service. The Buyer agrees to submit all Internal Revenue Service Forms and Information Returns for the Assets or Bonds for the period during which it owns the Assets or Bonds.

8.3              Buyer’s Duties Regarding Litigation. If any Asset or Bond is or becomes subject to any claim, action, lawsuit, foreclosure action, bankruptcy, or other proceeding, administrative or judicial, or similar action filed by or against any Obligor (collectively, “Litigation”), Buyer shall, within ten days after the Closing Date, provide Seller and Seller’s counsel in connection with each such Litigation with the name of counsel selected by Buyer to represent Buyer’s interests in such Litigation. Buyer shall, at its own cost, liability, responsibility and risk, within ten days after the Closing Date, notify the applicable clerk of all applicable courts and all counsel of record that ownership of the subject Asset or Bond was transferred from Seller to Buyer. Buyer shall, at its own cost, have its counsel file appropriate pleadings with all applicable courts within ten days after the Closing Date substituting Buyer’s counsel for Seller’s counsel, removing Seller as a party to all Litigation and substituting Buyer as the real party in interest in all such Litigation, such that Seller shall have no further obligation with respect to any such Litigation, including any fees or costs of any receiver arising from and after the Closing Date. Seller shall have the right to notify its counsel representing its interests to cease participating in all Litigation upon the Closing Date or any date thereafter. Buyer hereby irrevocably appoints the Seller and Seller’s agents as the true and lawful attorney of Buyer (which appointment is coupled with an interest) in the name, place and stead of, and at the expense of, the Buyer to take such actions and file such motions and other documents with the court and otherwise as necessary to substitute Buyer in place of Seller in all such Litigation, to effectuate Seller’s counsel’s withdrawal as counsel from the Litigation, and to otherwise effectuate Buyer’s assumed obligations with respect to such Litigation. Seller may, but shall not be obligated to, utilize this power of attorney.

9.                  Notice to Obligor. The Buyer and Seller shall, within 30 days after the Closing Date or such other period as may be required by applicable regulations or laws, give notice of this transfer to the Obligors by first class U.S. Mail.

10.              Notice of Claim. The Buyer shall immediately notify the Seller of any claim, threatened claim, or any litigation against the Seller or any of their predecessors or affiliates, which may come to its attention relating to the Assets or Bonds.

11.              Notices. All notices or deliveries required or permitted hereunder shall be in writing and delivered personally or by generally recognized overnight delivery service, and shall be deemed given (a) when delivered, if delivered personally, or (b) on the following Business Day, if sent by generally recognized overnight delivery service or email, in each case to the Seller at the following address, to the Buyer at the address set forth on the signature page below, or such other address as either party may hereafter designate by notice given in compliance with this Section to the other party:

SELLER:	American Church Mortgage Company 10400 Yellow Circle Drive, Suite 102 Minnetonka, Minnesota 55343 Attention: Philip Myers Email: phil@amerinvest.com

12.              Severability. Each part of this Agreement is intended to be severable. If any term, covenant, condition or provision hereof is unlawful, invalid, or unenforceable for any reason whatsoever, and such illegality, invalidity, or unenforceability does not affect the remaining parts of this Agreement, then all such remaining parts hereof shall be valid and enforceable and have full force and effect as if the invalid or unenforceable part had not been included.

13.              Construction. Unless the context otherwise requires, singular nouns and pronouns (including defined terms), when used herein, shall be deemed to include the plural and vice versa, and impersonal pronouns shall be deemed to include the personal pronoun of the appropriate gender.

14.              Assignment. This Agreement and the terms, covenants, conditions, provisions, obligations, undertakings, rights and benefits hereof, including any attachments hereto, shall be binding upon, and shall inure to the benefit of, the undersigned parties and their respective heirs, executors, administrators, representatives, successors, and assigns. Notwithstanding anything herein to the contrary, however, the Buyer shall not assign its rights under this Agreement without the prior written consent of the Seller, except that the Buyer may assign its rights under this Agreement to an affiliate, and in the event of any assignment both the Buyer and assignee shall be jointly and severally liable hereunder.

15.              Entire Agreement; Prior Understandings. This Agreement supersedes any and all prior discussions and agreements between the Seller and the Buyer with respect to the purchase of the Assets and Bonds and other matters contained herein, and this Agreement contains the sole and entire understanding between the parties hereto with respect to the transactions contemplated herein.

16.              Survival. Each and every covenant made by the Buyer or the Seller in this Agreement shall not survive the closing and shall merge into the Closing Documents, provided, however, that the Seller's representations and warranties set forth in Section 6.2 shall be independently enforceable for a 30 day period following the Closing Date, after which time no claim for breach of Section 6.2 may be made.

17.              Choice of Law. This Agreement shall be governed by and construed in accordance with the laws of the state of Minnesota, without giving effect to any choice of law or conflict of laws provision or rule (whether of the State of Minnesota or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Minnesota.

18.              Amendment. The Agreement may be amended or modified only by a written agreement executed and delivered by duly authorized officers of Seller and Buyer. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 18 shall be void, ab initio.

19.              Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the party incurring such fees or expenses.

20.              Time of the Essence. Time is of the essence of all provisions of this Agreement.

21.              Further Assurances. Seller agrees to execute and deliver such instruments and take such further actions as Buyer may, from time to time, request in order to effectuate the purposes and to carry out the terms of this Agreement.

22.              Servicing Transfer. Except as set forth in this Section 22, the Assets and Bonds are being sold on a servicing-released basis. From the Closing Date through and including December 31, 2022, Seller and its Advisor will continue to service and administer the Assets and Bonds in the same manner as previously serviced by or on behalf of Seller (except that Seller shall not take any material action without the prior written approval of Buyer). On the first Business Day of each month during the Post-Close Servicing Period, Buyer shall pay Advisor a monthly servicing fee of $24,000. At the sole cost and expense of Buyer, Seller and Advisor will cooperate in the appointment of TMI Trust Company as successor bond trustee (or any other substitute or successor bond trustee designated by Buyer) with respect to all bond issuances. At the sole cost and expense of Buyer, Seller and Advisor shall cooperate with requests of Buyer relating the transfer of servicing, including, without limitation, by cooperating with any designated successor servicer and cooperating with requests related to ACH authorizations.

23.              Limitation of Damages. Neither party shall be liable to the other party for any consequential, special or punitive damages. If the Seller fails to consummate the sale of the Assets and the Bonds upon the terms and conditions set forth in this Agreement, the Buyer's sole remedy shall be for specific performance or for the refund of any sums previously received by the Seller from the Buyer. If after the Closing Date the Seller breaches any representation or warranty set forth in Section 6 which has not expired, the Buyer shall give written notice to the Seller within 30 days of discovery of such breach, and the Seller shall have the right to cure such breach during a period of ninety (90) days after receipt of such notice. If such breach or failure is not duly cured within such ninety (90) day period, or not waived or consented to in writing by the Buyer, the Seller shall elect, in its sole discretion to either (i) repurchase the Assets and Bonds at the Repurchase Price, or (ii) to pay to Buyer the Buyer's actual damages directly caused by such breach, up to an amount not exceeding the Repurchase Price. The Buyer's remedies set forth in this Section 23 shall be the exclusive remedies of the Buyer, and the Buyer shall not be entitled to any other rights, remedies or other relief, at law or in equity, for the Seller's breach of any representation, warranty or covenant set forth in this Agreement.

24.              Termination. This Agreement may be terminated as follows:

(a)   at any time prior to the Closing Date, by either party by providing written notice to the other party;

(b)   at any time prior to the Closing Date, by the mutual written consent of Seller and Buyer; or

(c) after December 31, 2022, by either party by providing written notice to the other party if the closing has not occurred by December 31, 2022.

If this Agreement is terminated pursuant to Section 24(a) then the terminating party shall pay the Termination Fee by wire transfer in immediately available funds within two Business Days of such termination to the non-terminating party. Upon termination, the parties hereto shall bear their own costs and expenses.

25.              Indemnification by Buyer. With respect to any Proceeding brought by someone other than a party to this Agreement against one or more of the Seller Indemnitees and that in any way directly or indirectly relates to the Assets, Bonds or REO acquired by Buyer after the Closing Date, Buyer shall indemnify those Seller Indemnitees against all indemnifiable Losses arising out of such Proceeding.

26.              Limited Solicitation of Other Bids. Seller shall not, and shall not authorize or permit any of its affiliates to, directly or indirectly, encourage, solicit, initiate, facilitate or continue inquiries regarding an acquisition proposal. Seller shall promptly (within two Business Days) advise Buyer orally and in writing of any acquisition proposal for the Seller or the Assets and Bonds, or any inquiry it receives with respect to or which could reasonably be expected to result in an acquisition proposal for Seller or the Assets and Bonds and the material terms and conditions of such request including the identity of the person or entity making the same. Notwithstanding anything in the Agreement to the contrary, if Seller receives an acquisition proposal that Seller’s Board of Directors concludes in good faith, after consultation with outside counsel, constitutes a Superior Proposal (as defined below), Seller may, if it determines in good faith, after consultation with outside counsel, take such action is required to comply with its fiduciary duties to its shareholders under applicable law, engage in negotiations with such third party, and supply such third party with information on Seller and/or terminate this Agreement as set forth in Section 24(a) of this Agreement. Seller shall provide prior written notice to Buyer, at least two days in advance of its taking any action contemplated by this Section 26 or Section 24(a) with respect to any Superior

Proposal. As used herein, “Superior Proposal” means any bona fide acquisition proposal made in writing (x) that includes consideration that the Seller’s Board of Directors in good faith determines is greater than the Purchase Price, and otherwise is on terms that the Seller’s Board of Directors has determined in its good faith judgment (after consultation with outside counsel and after taking into account all legal, financial (including the financing terms of such proposal), regulatory and other aspects of the proposal) are more favorable to Seller’s shareholders from a financial point of view than this Agreement, (y) with respect to which the Seller’s Board of Directors has determined in good faith (after consultation with outside counsel and after taking into account all legal, financial (including the financing terms of such proposal), regulatory and other aspects of the proposal) is reasonably likely to be consummated (if accepted), and (z) that is not subject to any financing or due diligence conditions.

27.              Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by email shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[Signatures on Following Page]

EXECUTED AS OF THE DATE FIRST WRITTEN ABOVE.

BUYER:	SELLER:
OSK XII, LLC	AMERICAN CHURCH MORTGAGE COMPANY

By: /s/ Adam Bernier	By: /s/ Philip J. Myers
Name: Adam Bernier	Name: Philip Myers
Title: Chief Financial Officer	Title: Chairman, President and Secretary

Buyer’s Address for Notice:

c/o O’Brien-Staley Partners

5050 France Avenue South

Edina, Minnesota 55410

Attention: Adam Bernier

Email: adam.bernier@osp-group.com

Acknowledged and Agreed as to Section 22 only:

ADVISOR:

CHURCH LOAN ADVISORS, INC.

By: /s/ Philip J. Myers

Name: Philip Myers

Title: Chief Executive Officer